

VIA FACSIMILE AND U.S. MAIL

September 13, 2007

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

> **Re:** **Nitches, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006**
> **Filed December 14, 2006 and January 31, 2007**
> **Forms 10-Q and 10-Q/A for Fiscal Quarters Ended November 30, 2006,**
> **February 28, 2007 and May 31, 2007**
> **File No. 0-13851**

Dear Mr. Wyandt:

We have reviewed your response dated August 21, 2007 to our comment letter dated May 29, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended February 28, 2006

Item 1. Financial Statements

Note 9. Stock-Based Compensation

1. We have reviewed your response to comment two in our letter dated May 29, 2007. Please show us exactly how you computed share-based compensation expense for each of the first three quarters of fiscal 2007 as it remains unclear how your computation complies with SFAS 123R. In particular, it appears you

have only recorded compensation expense to the extent of the immediate grant date vesting of each of the option awards whereas we would expect you to record additional expense associated with the continued vesting of these awards during the periods. Moreover, it remains unclear how you considered expected forfeitures in computing share-based compensation costs. Please advise. Finally, as previously requested, please tell us and disclose the requisite service periods and vesting terms of the stock option awards. In filing your amended Forms 10-Q for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, please ensure you comply with the disclosure requirements in SFAS 154 with respect to the restatement of previously issued financial statements.

Form 10-Q/A for Fiscal Quarter Ended May 31, 2007

Item 1. Financial Statements

Note 15. Pending Restatements

2.   In your response to comment one in our letter dated May 29, 2007, you take the position that you will not restate your historical financial statements for the errors you have identified in your income tax accounting due to materiality considerations. This position appears to be inconsistent with the presentation and disclosure in the filing. Based on our teleconference on September 5, 2007, we understand that you intend to file an amendment to restate your financial statements to conform to the position taken in your correspondence. In the amendment, please ensure you comply with the disclosure requirements of SFAS 154 with respect to the restatement.   Also disclose in a reasonable amount of detail the nature and amount of the income tax accounting error(s) included in previously issued financial statements and your basis for not restating those financial statements to correct such errors.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief